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08026917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65603

SEC Mail Processing Section

FEB 2 5 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAHOE FIXED INCOME, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9490 GATEWAY DRIVE, SUITE 201
(No. and Street)

RENO (City) NEVADA (State) 89521 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK ELMORE 775/852-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 0 7 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
FEB 2 5 2008
Office of Compliance Inspections and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK ELMORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAHOE FIXED INCOME, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature MARK ELMORE

PRESIDENT
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

[X] See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ ______________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 23RD (Date) day of FEBRUARY (Month), 2008 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Georgia F. Shaw (Signature of Notary Public)

GEORGIA F. SHAW

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document Date: JANUARY 31, 2008 Number of Pages: 15

Signer(s) Other Than Named Above: MARK ELMORE

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(With Independent Auditors' Report Thereon)

CONTENTS

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

We have audited the accompanying statement of financial condition of Tahoe Fixed Income, LLC as of December 31, 2007, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
January 31, 2008

TAHOE FIXED INCOME, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash in bank	$ 49,167
Deposits with Clearing organization	967,625
Receivable from Clearing organization	266,590
Securities owned, at market value	6,753,648
Prepaid expense and other assets	26,081
Property and equipment, net of accumulated depreciation of $1,650	4,945
Total assets	$ 8,068,056

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 495
Pension contribution payable	100,000
Payable to Clearing organization	6,610,076
Total liabilities	6,710,571
Members' equity	1,357,485
Total liabilities and members' equity	$ 8,068,056

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Net gains on sale of securities		$ 1,851,925
Interest income		289,539
Unrealized gain on securities held		68,854
Other income		35,000
Total revenues		2,245,318
Expenses:		
Salaries, benefits and payroll taxes	$ 284,933	
Guaranteed payments	120,000	
Ticket charges	177,433	
Interest	318,374	
Data subscriptions	192,004	
Professional fees	19,374	
Communications	4,926	
Licenses, registrations, taxes and other regulatory fees	4,936	
Retirement plan expenses	100,000	
Rent	36,341	
Depreciation	1,320	
Office expense	20,923	
Utilities	2,330	
Other	5,154	
Total expenses		1,288,048
Net income		$ 957,270

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance at December 31, 2006	$ 861,178
Capital additions	-
Capital withdraws	(460,963)
Net income	957,270
Balance at December 31, 2007	$ 1,357,485

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$ 957,270
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 1,320	
Changes in operating assets and liabilities:		
Increase in deposits with Clearing organization	(320,178)	
Increase in receivable from Clearing organization	(182,250)	
Increase in securities owned, net	(1,031,228)	
Increase in prepaid expenses	(21,914)	
Payable to Clearing organization	980,403	
Decrease in accounts payable	(24,300)	
Increase in pension plan contribution payable	100,000	
Total adjustments		(498,147)
Net cash flows provided by operating activities		459,123
Cash flows from investing activities		-
Cash flows from financing activities:		
Contributions withdrawn by members	(460,963)	
Net cash flows used for financing activities		(460,963)
Net decrease in cash		(1,840)
Cash at beginning of year		51,007
Cash at end of year		$ 49,167

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 318,374

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its office in Reno, Nevada. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits of $100,000 by the Federal Deposit Insurance Corporation. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2007.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2007, the Company had deposit levels with clearing organizations exceeding the requirements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $74,718. These securities had a cost of $6,610,076 and are comprised of:

Federal Agency bonds	$ 4,004,686
Bank Certificates of Deposit	2,552,945
Private Label Mortgage-backed Securities	121,299
Accrued interest on securities	74,718
	$ 6,753,648

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition.

(3) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into

(3) TRADING ACTIVITIES AND RELATED RISKS, Continued

decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2007, there were twenty-four futures contracts that had not been settled (notional amount of $2,400,000). These contracts relate to United States 10-Year Treasury Notes deliverable in March 2008. Net realized and unrealized gains and losses from futures contracts are included in the principal transaction revenues in the accompanying statement of income. For the year ended December 31, 2007, net realized and unrealized losses on futures contracts totaled $199,832.

(4) GUARANTEED PAYMENTS

During 2007, the Company's members agreed to make guaranteed payments to one of the Company's members, totaling $120,000.

(5) DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan for all eligible employees. Eligibility is determined as anyone who is twenty-one years of age with two years of service. A year of service is credited when, during the first twelve consecutive month period from the date of employment or any subsequent twelve-month period from the anniversary date of hire, an employee has been credited with 1000 hours of service.

(5) DEFINED BENEFIT PENSION PLAN, Continued

The following information regarding the plan is as of December 31, 2006, the most recent data available:

Present value of vested benefits	$ 124,853
Fair value of plan assets	$ 141,365

The employer currently is the only contributor to the plan. The amount of funding required in 2008 to meet the 2007 obligation is not yet available.

A discount rate and expected long-term rate of return on plan assets of 5% and a compensation rate increase of 3% were used in determining the net periodic benefit cost.

The Plan's assets will be invested at the discretion of the plan sponsor. No formal investment targets are maintained for different classes of assets due to the relatively small size of the plan.

There are no securities of the plan sponsor and related parties held by the plan.

(6) RENTAL OF OFFICE FACILITIES

The Company occupies office facilities under a two-year sub-lease expiring June 30, 2009, which provides for monthly payments of $3,594 per month, resulting in payments of approximately $43,200 for 2008 and $22,600 for 2009.

(7) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2007, the Company had computed net capital of $1,036,753, which was in excess of the required net capital level by $936,753. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .10 to 1.

TAHOE FIXED INCOME, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total members' equity		$ 1,357,485
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (26,081)	
Property and equipment, net	(4,945)	
Total adjustments		(31,026)
Net capital before haircuts		1,326,459
Haircuts on security positions – United States Agency obligations and obligations of organizations established by the United States		(289,706)
Net capital		1,036,753
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 936,753

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 100,495
Ratio of aggregate indebtedness to net capital	.10 to 1

TAHOE FIXED INCOME, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT RULE 15c3-3

DECEMBER 31, 2007

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2007

Net capital per unaudited Focus Report Part IIA		$ 1,067,898
Adjustment related to:		
Adjust carrying value of inventory to market value	$ 68,854	
Accrue pension plan contribution payable	(100,000)	
Rounding	1	
Total adjustments		(31,145)
Net capital as reported in audited financial statements		$ 1,036,753

The computation of net capital in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Company is in compliance with the minimum net capital requirement.

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Tahoe Fixed Income, LLC
Reno, Nevada

In planning and performing our audit of the financial statements of Tahoe Fixed Income, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate an inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
January 31, 2008

END